Phone:	(215) 569-5734
Fax:	(215) 832-5734
Email:	schwartz-g@blankrome.com

November 15, 2012

Kevin C. Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Total Return Fund, Inc. (“CRF”)
SEC File Numbers: 333-184454 and 811-02363

Cornerstone Strategic Value Fund, Inc. (“CLM” and together with CRF, the “Funds”), SEC File Numbers: 333-184453 and 811-05150

Dear Mr. Rupert:

On behalf of the Funds, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by letter dated November 13, 2012, regarding each Fund’s registration statement (together, the “Registration Statements”) on Form N-2 filed under the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended (“1940 Act”) on October 17, 2012.

Transmitted herewith is a copy of the Pre-Effective Amendment #1 (the “Amendment”) to the Registration Statements on Form N-2, including exhibits, for filing under the 1933 Act and the 1940 Act.

We have set forth below, in boldface type, the text of each comment, followed by the Fund’s responses.

Cornerstone Total Return Fund, Inc.

1.         Comment. The disclosure states that “[s]hares will be issued within the 15-day period immediately following the record date of the Fund's monthly's distribution and Stockholders exercising rights will not be entitled to receive such dividend with respect to the shares issued pursuant to such exercise."  The word "distribution" should be substituted for the word "dividend" in this sentence. Any similar disclosure should also be revised accordingly.

Response: The word “distribution” has been substituted for the word “dividend”, as requested.

Kevin C. Rupert
November 15, 2012

2.         Comment.  The disclosure on this page describes the Fund’s Dividend Reinvestment Plan.  We believe that the nomenclature of this plan should be changed to a Distribution Reinvestment Plan.

Response:  The nomenclature of the Fund’s Dividend Reinvestment Plan has been changed to a Distribution Reinvestment Plan, as requested.

3.         Comment.  The Funds have historically had returns of capital (“ROC”).  Please confirm that the Fund’s current intended action regarding ROC distributions are consistent with the requirements of IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities with the Internal Revenue Service.

Response:  The following changes have been made to the applicable section of each prospectus:

Section 6045B of the Code generally imposes certain reporting requirements on the Fund with respect to any organizational action that affects the tax basis of the Shares for U.S. federal income tax purposes.  The Fund has historically made returns of capital distributions (“ROC Distributions”) to certain Stockholders and, to the extent such payments continue, the Fund will generally be required to file IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities (“Form 8937”), with the IRS and deliver an information statement to certain Stockholders, subject to certain exceptions.  Generally, the Fund must file Form 8937 with the IRS on or before the 45th day following the corporate action or, if earlier, January 15 of the year following the calendar year of the corporate action.  In addition, the Fund must furnish the same information to certain Stockholders on or before January 15 of the year following the calendar year of the corporate action.  However, the Fund generally would not be required to file Form 8937 or furnish this information to Stockholders provided it posts the requisite information on its primary public website by the due date for filing Form 8937 with the IRS and such information is available on its website (or any successor organization’s website) for 10 years.

Kevin C. Rupert
November 15, 2012

As the Fund will generally not be able to determine whether a distribution during the year will be out of its earnings and profits (and, therefore, whether such distribution should be treated as a dividend or a ROC Distribution for these purposes) until the close of the tax year, the Fund does not intend to file Form 8937 until after the end of the current calendar year.  Based on the limited interpretive guidance currently available, the Fund believes that its treatment of ROC Distributions and its current intended action regarding Form 8937 continue to be consistent with the requirements of Form 8937, Section 6045B and the Treasury Regulations thereunder.  The Fund intends to utilize its best efforts to determine the tax characterization of the Fund’s distributions as soon as practicable following the close of the year and timely comply with the abovementioned Section 6045B requirements, to the extent applicable.  The Fund may be subject to substantial penalties to the extent that it fails to timely comply with its Section 6045B reporting obligations.  Each Stockholder is urged to consult its own tax advisor regarding the application of Section 6045B to its individual circumstances.

Cornerstone Strategic Value Fund, Inc.

4.         Comment.  As the registration statements are virtually identical, to the extent applicable, the CRF comments above apply to the CLM registration statement.

Response:  The comments above, and the corresponding changes, have been applied to the CLM registration statement, as requested.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5734.

Very truly yours,

/s/ Geoffrey D. Schwartz

Geoffrey D. Schwartz